SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

TRINITY BIOTECH PLC
(Name of Registrant)

IDA Business Park
Bray, Co. Wicklow, Ireland
 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K is being incorporated by reference into our Registration Statements on Form S-8 (File Nos. 333-182279, 333-195232 and 333-253070).

 EXPLANATORY NOTE

On February 24, 2026, Trinity Biotech plc (the “Company”) entered into a Standby Equity Purchase Agreement (the “Purchase Agreement”) with YA II PN, Ltd. (the “Investor”), pursuant to which, subject to an effective registration statement for resale and other conditions and limitations set out in the Purchase Agreement, the Company may, at its discretion from time to time, deliver to the Investor Advance Notices (as defined in the Purchase Agreement) directing the Investor to purchase, in the aggregate, up to $25 million of American Depositary Shares (“ADSs”), each ADS representing 20 class A ordinary shares, nominal value $0.0001, of the Company (“ordinary shares”), on the terms specified in the Purchase Agreement.

The ADSs that may be sold to the Investor pursuant to the Purchase Agreement will be sold at a price per ADS equal to (a) in the event the Company elects a three Trading Day (as defined in the Purchase Agreement) pricing period, 0.97 multiplied by the lowest daily volume-weighted average price (“VWAP”) of the ADSs during that pricing period, and (b) in the event the Company elects a one Trading Day pricing period, 0.95 multiplied by the VWAP of the ADSs during the pricing period.

Under the Purchase Agreement, the maximum number of ADSs the Company may elect to sell pursuant to an Advance Notice may not exceed the greater of (a) 100% of the average of the reported daily trading volume of the ADSs on the Company’s principal trading market during the five consecutive Trading Days immediately preceding that Advance Notice or (b) 250,000 ADSs, unless otherwise mutually agreed in writing. Purchases pursuant to an Advance Notice electing a single day pricing period are also subject to a Volume Threshold (as defined in the Purchase Agreement) which, if not met, may result in a reduction to the number of ADSs to be purchased to 30% of that days’ trading volume.

The Company may not issue, and the Investor will not be required to purchase, ADSs to the extent such purchase would result in the Investor and its affiliates beneficially owning more than 4.99% of the Company’s then‑outstanding ordinary shares (as calculated pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and Rule 13d-3 promulgated thereunder).

Unless terminated earlier at the election of the Company, the term of the Purchase Agreement will expire on the earlier of (A) February 24, 2029 and (B) the date on which the Investor has purchased the full $25 million commitment amount. In consideration of the Investor’s commitment, the Company agreed to pay a $35,000 structuring fee and a commitment fee payable by the issuance of 175,537ADSs.

The foregoing summary of the Purchase Agreement is a general description only, does not purport to be complete, and is qualified in its entirety by reference to copy of the Purchase Agreement filed as exhibit 99.1 to this Form 6‑K.

A copy of the press release regarding this transaction is filed herewith as Exhibit 99.2.

EXHIBIT INDEX

Exhibit	Description
99.1*	Standby Equity Purchase Agreement between the Company and the Investor, dated as of February 24, 2026.
99.2	Trinity Biotech Secures $25 Million Financing Commitment to Support Growth Initiatives.

*Certain exhibits or schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The Registrant hereby agrees to furnish a copy of any omitted exhibits or schedules to the Commission upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRINITY BIOTECH PLC
Trinity Biotech plc
(Registrant)

By:	/s/ John Gillard
John Gillard
Chief Executive Officer

Date:  February 25, 2026